UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Transcept Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89354M106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106	13G/A	Page 2 of 7 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Roumell Asset Management, LLC (“RAM”) 52-2145132
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 300,000*
	6.	Shared Voting Power 1,871,651
	7.	Sole Dispositive Power 300,000*
	8.	Shared Dispositive Power 1,871,651
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,171,651
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 11.5% (based on the 18,842,388 shares of common stock outstanding as of November 5, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

12.		Type of Reporting Person IA

*    Represents shares held by the Roumell Opportunistic Value Fund (the “Fund”).   See Item 6 for more information.

CUSIP No. 89354M106	13G/A	Page 3 of 7 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). James C. Roumell (“Roumell”)
2.	Check the Appropriate Box if a Member of a Group	(c) ☐ (d) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 324,490*
	6.	Shared Voting Power 1,871,651**
	7.	Sole Dispositive Power 324,490*
	8.	Shared Dispositive Power 1,871,651**
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,141**
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Approximately 11.7% (based on the 18,842,388 shares of common stock outstanding as of November 5, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

12.		Type of Reporting Person IN

*	Includes 300,000 shares held by the Fund. See Item 6 for more information.
**
Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares held by RAM.

CUSIP No. 89354M106	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:
Transcept Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1003 W. Cutting Blvd., Suite #110 Pt. Richmond, CA 94804
Item 2(a).	Name of Persons Filing:
1. Roumell Asset Management, LLC 2. James C. Roumell
Item 2(b).	Address of Principal Business Office or, if none, Residence:
2 Wisconsin Circle, Suite 660, Chevy Chase, MD 20815
Item 2(c).	Citizenship:
1. RAM – Maryland 2. Roumell – U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number:
89354M106

Item 3.	If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☒	* An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☒	* A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*
RAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities.  Roumell is joining in this filing on Schedule 13G/A pursuant to Rule 13d-1(k)(1).

CUSIP No. 89354M106	13G/A	Page 5 of 7 Pages

Item 4.                                Ownership.

(a)	Amount beneficially owned:
See Items 5-11 on the cover sheets of this Schedule 13G/A.
(b)	Percent of class:
Approximately 11.7% (based on the 18,842,388 shares of common stock outstanding as of November 5, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

(c)	Number of shares as to which each person has:
(i)	Sole power to vote or to direct the vote	324,490 (includes 24,490 shares held by Roumell)
(ii)	Shared power to vote or to direct the vote	1,871,651 (through RAM)
(iii)	Sole power to dispose or to direct the disposition of	324,490 (includes 24,490 shares held by Roumell)
(iv)	Shared power to dispose or to direct the disposition of	1,871,651 (through RAM)

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

RAM is the investment advisor to the Fund. As investment advisor, RAM has investment and voting control over the shares held by the Fund and, therefore, it is the deemed beneficial owner of shares held by the Fund.

RAM has been granted discretionary dispositive power over its clients’ securities and in certain instances shares investment and voting power over such securities. Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time.

Roumell is President of RAM and beneficially owns a controlling percentage of its outstanding voting securities. Roumell is joining in this Schedule 13G/A because, as a result of his position with and ownership of securities of RAM, Roumell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by RAM. Roumell disclaims any deemed beneficial ownership in securities held by RAM, except to the extent of his pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution Group. Not applicable.

CUSIP No. 89354M106	13G/A	Page 6 of 7 Pages

Item. 10.	Certification.

By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly disclaimed, except to the extent of their respective pecuniary interest therein.

CUSIP No. 89354M106	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2014
(Date)

/s/ James C. Roumell
(Signature)

Roumell Asset Management, LLC
By: James C. Roumell, President
(Name/Title)

February 4, 2014
(Date)

/s/ James C. Roumell
(Signature)

James C. Roumell
(Name)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including further amendments thereto) with respect to the common stock of Transcept Pharmaceuticals, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 18th day of December 2013.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
James C. Roumell, President